September 14, 2012

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Kevin Stertzel

Re:	Cereplast, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 1-34689

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated August 31, 2012. We respond to such comments as follows:

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Report of Independent Registered Public Accountants, page F-1

1.	We note your disclosure on page F-7 which states your existing working capital will not be sufficient to meet the cash requirements to fund your planned operating expenses, capital expenditures and working capital requirements through December 31, 2012 without additional sources of cash. We further note your 2012 contractual obligations, the disclosure regarding delinquent accounts receivable and your existing available liquidity at December 31, 2011, which appears to support your liquidity assertion. Please have your auditors provide us with a copy of their going concern analysis, including their basis for concluding that no going concern language was required in their audit opinion.

Response:

•

The basis for our auditors’ conclusion on whether our audit opinion would contain going concern language required their evaluation and assessment of our initiatives to: (i) secure new financing to infuse additional liquidity; (ii) reduce overhead and operating expenses to minimize future outflows; (iii) generate additional cash flow through new product sales; and (iv) monetize existing assets on the balance sheet, such as accounts receivable and sale of inventory on hand. We provided an analysis for a base case and worst case scenario which considered the timing and magnitude of success for each initiative. Our auditors’ analysis and conclusions are presented in the working papers, copies of which are provided to you supplementally by overnight delivery.

Corporate Headquarters: 300 N. Continental Blvd., Suite 100, El Segundo, CA 90245 / Phone: 310.615.1900 / Fax: 310.615.9800 / www.cereplast.com

Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-7

2.	Your risk factor disclosure on page 10 indicates that your average days outstanding for your European accounts receivable is 352 days at December 31, 2011. We further note these balances appear to remain uncollected through the second quarter of 2012. While we note you have increased your allowance for doubtful accounts, please explain why you have not fully reserved for these long-outstanding accounts receivable. Please provide us with a thorough analysis in support of your allowance for doubtful accounts conclusions as of December 31, 2011 and subsequent 2012 interim periods.

Response:

•

We completed a comprehensive analysis for each customer which maintained a past due balance at December 31, 2011 as part of our year end audit. As each situation entails a variety of facts and circumstances, a significant portion of our past due accounts receivable are associated with customers who retain control of unsold products. In the event we are unsuccessful in recovering payments from these customers, we may have access to repossess the remaining unsold products held at customer locations as recourse for a payment default. The remaining accounts receivable balances from these customers, net of an allowance for doubtful accounts, reflects the fair market value of these unsold products.

•

In the first and second quarter of 2012, we revised our analysis on the adequacy of our allowance for doubtful accounts. In the first six months of 2012, we have increased our allowance for doubtful accounts by approximately $521,000, which is primarily due to additional amounts becoming past due and an adjustment to the estimated value of our customer’s unsold product on hand.

•	We disclosed our method for evaluating our allowance for doubtful accounts within our Critical Accounting Policies and Use of Estimates on page 23 of our Form 10-K, as cited below.

•

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management performs a quantitative and qualitative review of the receivables past due from customers on a monthly basis. Quantitative factors include customer’s past due balance, prior payment history, recent sales activity and days sales outstanding. Qualitative factors include macroeconomic environment, current product demand, estimated inventory levels and customer’s financial position. In certain cases, we may have access to repossess unsold products held at customer locations as recourse for payment defaults. The fair market value of these products are considered as potential recovery in estimating net losses from uncollectible accounts. We record an allowance against uncollectible items for each customer after all reasonable means of collection have been exhausted, and the potential for recovery is considered remote.

•

We have instituted a plan to help facilitate the sale of our customers’ on-hand inventory through our network of sales resources and other clients. Our current efforts have yielded multiple sales opportunities within India and Italy, where new customers have qualified our materials and confirmed their interest in acquiring these inventories with payment issued directly to Cereplast. Although the timing of these sales opportunities has extended beyond our initial expectations, we believe these payments will begin to occur before the end of 2012 and a full reserve would not be appropriate. We completed our full analysis in support of our allowance for doubtful accounts conclusions as of December 31, 2011 and subsequent interim periods as a separate supplement to this letter, copies of which are provided to you supplementally by overnight delivery.

3.	You state that your existing working capital will not be sufficient to meet your cash requirements in 2012. Please explain this statement and tell us whether or not you expected to collect your delinquent accounts receivable in 2012. If so, please explain why collections of these receivables would not meet your 2012 cash requirements.

Response:

•

Although we expect to collect the net outstanding balances from our delinquent accounts receivable in 2012, the timing of such collections will be the primary determining factor of whether our 2012 cash requirements will be met. We have used conservative estimates for the timing of such receipts, which indicate a shortfall during the middle of 2012.

Inventory, page F-8

4.	We note based on recent quarters, your sales have dropped significantly and you also disclose the return of certain raw materials inventories to suppliers. Please tell us your accounting policy for excess inventory and why you believe an excess inventory reserve isn’t required at December 31, 2011 and subsequent 2012 interim periods.

Response:

•	We have disclosed within our Critical Accounting Policies and Use of Estimates on page 23 the following:

•

Inventories are stated at the lower of cost (first-in, first-out basis) or market, and consist primarily of raw materials used in the manufacturing of bioplastic resins, finished bioplastic resins and finished goods. Inventories are reviewed for excess and obsolescence and a reserve is established accordingly.

•

The financial table contained in footnote 2 – “Summary of Significant Accounting Policies” related to our inventory contains an Obsolescence Reserve of $229,000 as of December 31, 2011 related to excess inventory. This estimate is established based on a review of slow-moving inventory as reviewed by our Senior Vice President of Manufacturing and our Head of Sales in order to assess manufacturing capabilities and demand forecasting. In addition, our Chief Technology Officer reviews our inventory detail for potentially obsolete raw materials and finished goods from products that have been, or expect to become discontinued.

•

Our inventory is primarily composed of Bioplastic Resins (finished goods) and Raw Materials used to manufacture our Bioplastic Resins. The carrying value assessed on our inventory considers our finished goods will be sold or our raw materials will be consumed within the next twelve months based on expected demand when we resume our manufacturing operations.

•

Our Obsolescence Reserve analysis is revised on a quarterly basis, as noted in our quarterly filings on Form 10-Q, which disclose an Obsolescence Reserve of $211,000 and $194,000 on March 31, 2012 and June 30, 2012, respectively. Our return of certain raw materials inventories to suppliers was related to excess materials which were recently purchased for a product we plan to discontinue. Our primary objective was to monetize this inventory to provide immediate liquidity necessary to fund operations.

5.	Similarly we note your production activity appears to have decreased significantly in recent quarters. Please expand your disclosure to clarify your inventory accounting policy regarding fixed overhead costs during periods of abnormally low production.

Response:

•

During periods of abnormally low production volume, our cost of goods sold will reflect direct variable product costs related to product sales. In accordance with Accounting Standards Codification (“ASC”) 330-10-30-3 “Inventory,” the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Through June 30, 2012, our fixed overhead costs were recorded in cost of sales. We will reclassify these costs during periods of abnormally low production volume and expand this disclosure in our future filings to clarify our inventory accounting policy regarding fixed overhead costs during periods of abnormally low production.

Property and Equipment, page F-8

6.	Based on your overall sales and production activity, please tell us whether you have evaluated your long-lived assets for possible impairment. It would appear the sudden drop off in sales and production represents a triggering event requiring impairment evaluation. We also note you have delayed the start-up of your facility in Italy in response to your lack of business. Please provide us with a copy of your analysis in support of your conclusions at December 31, 2011 and subsequent 2012 interim periods.

Response:

•

The reduction in our sales and production activity have occurred as a result of allocating our limited resources toward recovery of outstanding past due accounts receivables and preservation of our liquidity. Sales activity in 2012 has been primarily to our established existing domestic customers with low credit limits and prepaid shipments of sample materials. We believe our reduction in sales volume is due to a temporary pause until our cash flow situation is remediated. Our property and equipment consist primarily of production equipment and our new facility we acquired in Italy, all of which will be utilized as production activities resume. We believe our reduction in sales and production activity is a deliberate response to our current situation. We did not view this as an event or change in circumstance that indicate the carrying amount of any asset may not be recoverable in accordance with ASC 360-10, “Property, Plant and Equipment.”

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses the comments of the Commission. Should you have any questions, please do not hesitate to contact the undersigned at 310-615-1900 ext. 121.

Very truly yours,

/s/ Michael Okada
Michael Okada
Vice President & Chief Accounting Officer